April 6, 2010
FOR RELEASE AT 8:00am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: Debra Chen (917-499-8129)
Email: debra@chinacablecom.net

China Cablecom Holdings, Ltd. Reports Fourth Quarter and Year-End
2009 Financial Results

Total revenues of $13 million; up 35% year-over-year for the fourth quarter
2009; Full year revenues of $46 million up 25% vs. prior year; Hubei exceeded internal target of digital subscribers by 81% by year end

SHANGHAI, CHINA--(PR Newswire- FirstCall - April 6, 2010) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL) (NASDAQ: CABLW) (NASDAQ: CABLU), a joint-venture provider of cable television services in the People's Republic of China, announced today its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

The Company’s restructuring plan, announced in early October, fulfilled all outstanding payment obligations with its joint venture partners at the Hubei SOE. Upon completion, and under the revised amended agreement, China Cablecom acquired a 55% economic interest in 23 cities within China to reflect the acquisition beginning on July 1, 2008.

This earnings release reflects both pro forma and actual financial results due to the completion of China Cablecom's acquisition of a 55 percent economic interest in Hubei Chutian Video & Information Network (“Hubei”) in the third quarter of 2008. For purposes of U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), the financial results of Hubei have been consolidated beginning July 1, 2008. To enhance comparability, pro forma fourth quarter 2009 results of operations reflect the Hubei acquisition as well as the business combination with Jaguar Acquisition Corporation as if they had occurred on January 1, 2008.

Highlights for Full Year Ended December 31, 2009:

✓ Hubei revenues for the full year 2009 were $34.9 million, up 27% compared to full year 2008

✓ Hubei EBITDA representing 55% of CABL shares for the full year of 2009 were $6.4 million, up 8% over the prior year 2008

✓ Hubei paying subscribers as of December 31, 2009 were 1,191,679, up 16% from prior year

✓ Binzhou revenues for the full year 2009 were $10.7 million, up 17% compared to full year 2008

✓ Binzhou EBITDA representing 60% of CABL shares for the full year 2009 was $3.3 million, down slightly 7% over the prior year 2008

✓ Binzhou paying subscribers as of December 31, 2009 were 482,016, up slightly from prior year

✓ Consolidated paying subscribers as of December 31, 2009 was approximately 1,673,695 up 11% over full year ended 2008

Comments from Mr. Pu Yue, Chief Executive Officer

“This was a significant year for China Cablecom,” says Pu Yue, Chief Executive Officer of China Cablecom. “During a period of global uncertainty, we re-rooted the groundwork and emerged during the fourth quarter with a comprehensive restructuring plan that has notably strengthened our financial position and improved our capital structure. We took advantage of the economic slowdown and with the support of our investors, raised capital to fully secure our Hubei assets. In the fourth quarter, we were pleased to report staggering double-digit growth in our top line performance and ARPU levels. We believe that we have made tremendous progress towards building a solid leadership position and today own assets in two of the largest cable markets in China. Looking forward, we view 2010 with great optimism, as demand for premium television continues to increase and the government pursues initiatives to bolster China’s media landscape.  Such factors are impetus to the rapid growth in our operations and will contribute to sustainable growth and long-term value to our shareholders.”

Financial Results for the Quarter Ended December 31, 2009

Consolidated revenues for the fourth quarter of 2009 were $13.2 million compared to revenue of $9.8 million for the fourth quarter of 2008, an increase of 35% year over year. The increase was primarily due to the growth in paying subscribers, including revenues generated through installation fees.

Consolidated operating expenses for the fourth quarter were $7.2 million, compared to operating expenses of $5.7 million for the fourth quarter of 2008. The increase of operating expenses consisted mainly from the debt restructuring and fundraising, which was completed in Q4 2009.

Effective March 2, 2010, the Company's Board of Directors approved a one-for-three reverse stock split of all outstanding ordinary shares. Accordingly, every three shares of issued and outstanding China Cablecom ordinary shares were automatically combined into one issued and outstanding ordinary share of the Company. This split is retroactively applied to prior year share data for calculation of earnings per share.

Based on U.S. GAAP, including non-cash items, interest payment, amortization and a one-time non-cash loss of $39.7 million in restructuring expenses, that is no longer applicable to impacting the financials going forward, net loss attributable to ordinary shareholders for the fourth quarter of 2009 was $43.4 million, or $11.14 per basic and fully diluted share compared to a net comprehensive loss of $4.6 million, or $1.43 per basic and fully diluted share in the fourth quarter of 2008.

The net loss for the fourth quarter of 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 million and $0.33 million, respectively, (2) one time non-cash loss on debt restructuring in the amount of $39.7 million and (3) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's senior secured, junior secured and unsecured notes in the amount of $0.5 million.

Financial Results for the Full Year Ended December 31, 2009

Consolidated revenues for the twelve months ended December 31, 2009 were $45.6 million. Pro forma operating expenses for the twelve months ended December 31, 2009 were $22.6 million.

Based on U.S. GAAP, including non-cash items, interest payment, amortization and a one-time non-cash loss of $39.7 million in restructuring expenses, that is no longer applicable to impacting the financials going forward, net loss attributable to ordinary shareholders for the twelve months ended December 31, 2009 was $56.3 million, or $16.56 per basic and fully diluted share. For the twelve months ended December 31, 2009, the Company used weighted average shares outstanding of 3.4 million.

The net loss for the twelve months ended December 31, 2009 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $1.50 million and $1.31 million, respectively, (2) one time non-cash loss on debt restructuring in the amount of $39.7 million and (3) interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's various notes offering in the amount of $10 million of which $7.5 million was non-cash interest expense.

Recent Company Highlights

During the fourth quarter of 2009, China Cablecom reached an agreement with majority holders and holders of debt securities to restructure its outstanding debt obligations and cash interest through the issuance of preferred stock convertible into ordinary shares, in exchange for the reduction of the principal amount of its long term remaining debt.

In connection with the restructuring, the Company completed a $33 million private placement of Senior Secured Notes with net proceeds used to satisfy remaining payments of Hubei assets under the amended framework agreement for a 55% economic stake. Immediately upon closing of the capital raise, the Company announced the immediate repayment of $13.9 million of Senior Secured Notes reducing the aggregate principal amount of New Notes outstanding to $19.1 million.

In mid-October, the Company announced that it exceeded its internal target of 190,000 digital subscribers in its Hubei operations by year-end, revising operational guidance to 250,000 digital subscribers. Total actual DTV subscribers recorded by December 31, 2009 were 344,642, an increase of 81% above the projected target.

Shares of Class A Preferred Stock were issued to debt holders of the Junior Secured and Unsecured Promissory Notes, which is convertible at the option of the holder into one ordinary share, resulting in the cancellation in a percentage of principal debt outstanding. Following a series of on-going conversions, China Cablecom announced an aggregate of $1.7 million of total debt cancelled since the closing of the restructuring.

A payment extension to Binzhou Broadcasting was granted to the Company on January 5, 2010, relieving it of cash payment obligations until June 30, 2010.

Shares of China Cablecom’s ordinary stock were approved by its Board of Directors to undergo a three-for-one reverse stock split on March 2, 2010 to satisfy the minimum bid price of $1.00 minimum per share for continued listing on the NASDAQ Stock Market.

Operating Metrics

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom's corporate operations and overhead. The summary information is presented on a pro forma basis, which assumes that the acquisitions took place on January 1, 2007. For Hubei, the summary information reflects the 23 cities acquired in the amended acquisition agreement. EBITDA reflects China Cablecom's consolidated share of 55% and 60% in Hubei Chutian and Binzhou Broadcasting, respectively.

	Quarter ended December 31,
(unaudited)	2009	2008	%
Binzhou Broadcasting
Revenue	$3,355,079	$2,323,804	44%
EBITDA - 60% share	$579,998	$689,099	-16%
Non-financial metrics:
Paying subscribers	482,016	477,910	1%
Digital subscribers	66,324	nm
ARPU	$1.72	$1.46	18%
Hubei Chutian
Revenue	$9,807,121	$7,452,800	32%
EBITDA - 55% share	$1,025,222	$1,427,882	-28%
Non-financial metrics:
Paying subscribers	1,191,679	1,030,212	16%
Digital subscribers	344,642	nm
ARPU	$2.27	$1.93	18%

Total revenue	$13,162,200	$9,776,604	35%
Total EBITDA - CABL's share	$1,605,219	$2,116,982	-24%

nm = not meaningful

	Year ended December 31,
(unaudited)	2009	2008	%
Binzhou Broadcasting
Revenue	$10,659,255	$9,119,402	17%
EBITDA - 60% share	$3,297,540	$3,562,627	-7%
Non-financial metrics:
Paying subscribers	482,016	477,910	1%
Digital subscribers	66,324	nm
ARPU	$1.51	$1.45	5%
Hubei Chutian
Revenue	$34,904,026	$27,450,535	27%
EBITDA - 55% share	$6,358,640	$5,891,002	8%
Non-financial metrics:
Paying subscribers	1,191,679	1,030,212	16%
Digital subscribers	344,642	nm
ARPU	$2.19	$1.78	23%

Total revenue	$45,563,281	$36,569,937	25%
Total EBITDA - CABL's share	$9,656,180	$9,453,629	18%

nm = not meaningful

Conference Call and Webcast

China Cablecom's management team will host a conference call today at 8:30 AM ET, April 6, 2010 (or 8:30 PM, April 6, 2010 Shanghai time). To listen to the conference call, please use the dial in numbers below:

USA Toll Number: 1-866-225-8754

International: 1-480-629-9692

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325

International: 1-303-590-3030

PASSCODE: 4273703#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,100,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.67 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed on July 15, 2009.

CONTACT:
China Cablecom Holdings, Ltd.
Debra Chen
Phone: 917.499.8129
Email: debra@chinacablecom.net

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Balance Sheets
(in US dollars, except share data)

	December 31, 2009	December 31, 2008
ASSETS	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$23,938,460	$29,182,251
Accounts receivable	1,973,333	1,628,710
Prepaid expenses and advances	9,222,547	9,236,025
Inventories	6,033,914	3,744,745
Total Current Assets	41,168,254	43,791,731

Property, Plant & Equipment, Net	89,329,880	79,877,186
Construction In Progress	3,967,551	1,036,667
Intangible assets, net	54,318,268	57,126,002
Other Assets:
Deferred financing costs, net	172,978	1,243,923
Total Assets	$188,956,932	$183,075,509

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long term debt – net of discount	$-	$9,481,940
Accounts payable	17,504,073	8,872,144
Service performance obligation-deferred revenue	3,069,899	1,661,311
Other current liabilities	8,550,085	7,630,924
Note payable – noncontrolling (“minority”) interest	28,451,436	55,420,250
Total Current Liabilities	57,575,493	83,066,569
Long Term Liabilities:
Senior secured notes, net of discount	1,261,106	-
Junior secured notes, net of discount	17,062,563	-
Unsecured notes, net of discount	5,134,795	-
Convertible notes, net of discount	-	16,684,044
Note payable – noncontrolling (“minority”) interest, net of current portion	64,347,852	51,777,719
Total Liabilities	145,381,809	151,528,332

EQUITY
Series A preferred shares, $.0005 par value; 70,000,000 authorized shares, 62,151,966 shares issued and outstanding (December 31, 2008 none issued)	31,076	-
Series B preferred shares, $.0005 par value; 25,000,000 authorized shares, 23,158,080 shares issued and outstanding (December 31, 2008 none issued)	11,579	-
Ordinary shares, $.0005 par value; 155,000,000 authorized shares, 14,074,451 shares issued and outstanding (December 31, 2008 equivalent shares outstanding 9,677,131)	7,038	4,839
Additional paid-in capital	113,956,284	45,526,562
Statutory reserves	131,501	131,501
Accumulated deficit	(72,707,477)	(16,532,864)
Accumulated other comprehensive income	595,396	613,064
Shareholders’ equity	42,024,970	29,743,102
Noncontrolling interest	1,549,726	1,804,075
Total equity	43,575,123	31,547,177
Total liabilities and stockholders’ equity	$188,956,932	$183,075,509

CHINA CABLECOM HOLDINGS LIMITED
Unaudited Consolidated Statements of Operations
(in US dollars, except share data)

	Quarter ended Dec. 31,		Year ended Dec. 31,
	2009	2008	2009	2008

Revenue	$13,162,200	$9,776,603	$45,563,281	$23,439,217
Cost of sales	9,681,504	5,751,975	29,867,222	13,436,959
Gross profit	3,480,696	4,024,628	15,696,059	10,002,258
Operating expenses
Amortization expenses
General and administrative expenses	7,183,536	5,675,700	22,580,545	15,125,517
Loss from operations	(3,702,840)	(1,651,072)	(6,884,486	(5,123,259)
Other income (expense)
Interest income	40,920	-51,884	151,993	340,102
Other income (expense)	(39,473,866)	338,286	(38,817,487	680,574
Interest expense	(638,912)	(3,086,737)	(9,659,796	(8,741,899)
	(40,071,858)	(2,800,335)	(48,325,290	(7,721,223)
Loss before income taxes	(43,774,698)	(4,451,407)	(55,209,776	(12,844,482)
Income taxes	(195,548)	192,787	(571,981	(341,748)
Net Loss	(43,970,246)	(4,258,620)	(55,781,757	(13,186,230)
Less: Net profit attributable to Noncontrolling interest	708,390	-354,774	(392,856	(986,619)
Net loss	(43,261,856)	(4,613,394)	(56,174,613	(14,172,849)
Loss per ordinary share
- Basic and fully diluted	$(11.14)	$(1.43)	$(16.56	$(5.73)
Weighted average shares (adjusted with the reverse split in 2010)
- Basic and fully diluted	3,885,145	3225710	3,391,924	2,472,504

Non-U.S. GAAP Financial Measures
This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with U.S. GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non- U.S. GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous U.S. GAAP measures:

CHINA CABLECOM HOLDINGS LIMITED
Non-U.S. GAAP financial reconciliation
(in US dollars, except share data)

	Quarter ended	Year ended
	Dec. 31, 2009	Dec. 31, 2009
Net loss attribute to ordinary share holders	$(43,261,850)	$(56,174,613)
Amortisation	708,810	3,371,909
Depreciation	2,455,315	8,806,925
Interest income	(26,650)	(112,973)
Interest & Finance	556,204	9,547,968
Non-cash loss on debt restructuring	39,663,466	39,663,466
Income tax	109,906	323,095

Non-GAAP income (EBITDA)	$205,201	$5,425,777

Reconciliation to operating metrics
Binzhou Broadcasting EBITDA - 60% share	579,998	3,297,540
Hubei Chutian EBITDA - 55% share	1,025,222	6,358,640
Corporate overhead	(1,400,018)	(4,230,402)
	$205,201	$5,425,778